Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 1-7959

The following is a transcript of the investor call held by Marriott and Starwood on November 16, 2015.

CORPORATE PARTICIPANTS

Arne Sorenson Marriott International, Inc. - President & CEO

Bruce Duncan Starwood Hotels & Resorts Worldwide, Inc. - Chairman

Adam Aron Starwood Hotels & Resorts Worldwide, Inc. - CEO

Carl Berquist Marriott International, Inc. - EVP & CFO

Tom Mangas Starwood Hotels & Resorts Worldwide, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Joe Greff JPMorgan - Analyst

Shaun Kelley BofA Merrill Lynch - Analyst

Harry Curtis Nomura - Analyst

Steven Kent Goldman Sachs - Analyst

Steve Sakwa Evercore ISI - Analyst

David Loeb Robert W. Baird & Company, Inc. - Analyst

Thomas Allen Morgan Stanley - Analyst

Robin Farley UBS - Analyst

Felicia Hendrix Barclays Capital - Analyst

Vince Ciepiel Cleveland Research Company - Analyst

Wes Golladay RBC Capital Markets - Analyst

Bill Crow Raymond James & Associates, Inc. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Marriott International and Starwood Hotels & Resorts Worldwide conference call.

(Operator Instructions)

It is now my pleasure to hand the program over to Arne Sorensen, President and Chief Executive Officer of Marriott International. Please go ahead, sir.

Arne Sorenson - Marriott International, Inc. - President & CEO

Good morning. Thank you all for joining us.

Before going any further I would like to express our condolences to all who lost friends or family in the terrible tragedy in Paris on Friday. Those affected as well as the French people are in our thoughts and prayers. We can never grow accustomed to such terrible events but we do know that while people around the world grieve such senseless tragedies we are also resilient.

Joining me today are Bruce Duncan, Chairman of Starwood Hotels & Resorts; Adam Aron, Chief Executive Officer of Starwood; Carl Berquist, Chief Financial Officer at Marriott; Tom Mangas, Chief Financial Officer at Starwood; Stephen Pettibone, Vice President, IR at Starwood; Laura Paugh, Senior Vice President, IR at Marriott; and Betsy Dahm, Senior Director, IR at Marriott.

As always before we get into the discussion today let me first remind everybody that many of our comments are not historical facts and are considered forward-looking statements under federal securities laws. These statements are subject to numerous risks and uncertainties as described in our SEC filings which could cause future results to differ materially from those expressed in or implied by our comments. Forward-looking statements in the press release that we issued this morning along with our comments today are effective only today, November 16, 2015 and will not be updated as actual events unfold.

So let's get started. Today we are announcing Marriott International's acquisition of Starwood Hotels & Resorts Worldwide. On a combined basis this transaction will expand our presence around the world, broaden our appeal to younger travelers and increase the growth opportunities for Starwood's valuable brands.

In addition, combining Starwood's leading lifestyle brands with Marriott's strong presence across select service and luxury tiers as well as our convention and resort segment will create a very attractive portfolio that should be more appealing to guests, meeting planners and owners and franchisees.

The transaction offers meaningful opportunities for enhanced growth and improved efficiency. We expect to accelerate the growth of Starwood's brands by leveraging our hotel development expertise and strong relationships with owners and franchisees.

We currently estimate annual run rate synergies of at least $200 million to be achieved in the second full year. The combined Company will continue Marriott's focus on managing and franchising hotels, a strategy that should continue to drive strong earnings and free cash flow with significant cash return to shareholders. In fact, excluding transition costs we expect the transaction will be EPS accretive in the second full year.

Together we have over 1.1 million rooms worldwide with roughly 35% of them outside the United States. As of September 30, trailing 12-month pro forma fee revenue totals $2.7 billion.

The economics of the deal are attractive and the strategic benefits are compelling as they enhance our competitiveness vis-a-vis other travel companies.

This is a transformative event for Marriott. We launched our lodging business with our first hotel in 1957. In less than 60 years largely due to the vision of Bill Marriott this organization remade itself exited low growth businesses and focused on growing our lodging business.

With completion of our timeshare spinoff in 2011 we became a pure play hotel management and franchise Company. As Starwood is nearing the completion of their own timeshare spinoff and are committed to completing real estate sales after this transaction we will remain a hotel management and franchise Company.

Throughout our history the one constant in our business has been our willingness to think ahead and embrace change. More than 30 years ago we understood that hotel distribution was an important determinant of guest loyalty, so in the 1980s we engaged third-party owners to accelerate our unit growth. We didn't invent the hotel management agreement but we did perfect it, earning attractive contract terms that reflected the quality of our brands.

We launched new brands that became platforms for growth, often fueled by the loyalty of owners and franchisees. Owner loyalty comes from the strong operating performance of our brands and our focus on owner and franchised service.

Most recently we have accelerated unit growth with new brand introductions and additional development resources. We moved decision-making to the continents and added local talent in markets from Tulsa to Tbilisi to better make hotel deals happen faster. Our success has been driven by our ability to anticipate market shifts and meet those changes head on.

Even before our discussions with Starwood we were focused on increasing our appeal to younger travelers, expanding our lifestyle brand offerings and introducing new designs to appeal to changing customer expectations and tastes. Given Starwood's leadership in this area we expect the combined companies will be even stronger with the best talent of both companies.

Following the transaction Marriott will be better able to compete in an evolving marketplace that includes information transparency, powerful hotel competitors and new and established intermediaries. Marriott will have a broader product portfolio, provide better service and have a deeper relationship with our guests. When we look at Starwood we see many aspects of its business that complement what we have built at Marriott including its focus on lifestyle brands, ability to attract next-generation travelers and its broad international presence.

We will do great things together as the world's favorite travel Company.

While our thinking is quickly evolving we expect Starwood brands to remain in place. We have demonstrated our ability to rapidly grow the Marriott Hotel system and we believe we can meaningfully accelerate growth in many of Starwood's brands, particularly in the upscale segment.

For both companies people are our greatest asset. It's the associates who take care of the guests and ultimately define success in this business. We would not be successful without the commitment and scale of our associates across both companies.

We will work over the next few months to more fully outline our brand strategy and identify efficiency opportunities, so we ask for your patience as we work through these decisions and plans. We believe this transaction will create substantial value for Starwood and Marriott shareholders and look forward to working aggressively for its completion.

Now let me introduce Bruce Duncan, Starwood's Chairman of the Board, for his thoughts on the transaction. Bruce?

Bruce Duncan - Starwood Hotels & Resorts Worldwide, Inc. - Chairman

Thanks, Arne. You may recall that just seven months ago we announced the Starwood Board would be exploring the full range of strategic and financial alternatives to increase shareholder value by capitalizing on our industry-leading global platform and best-in-class premium brands. Our Board has always been focused on maximizing long-term shareholder value and has continuously considered potential value creating ideas and opportunities.

We conducted a broad and fulsome global review of all possible options for Starwood including buying companies, selling and going forward as a standalone Company. In this review we spoke to a wide range of interested parties and we have come out of the review with an outcome that is the highest value proposition and the best possible one for Starwood's shareholders.

We are in a business where scale and efficiencies matter and even with our winning brands and unparalleled innovations we've realized that there's opportunity for greater growth as part of a larger organization. A key focus of our strategic review was to assess how important it was to grow in the upscale and upper midscale segment. Our analysis showed that it was critical to our long-term growth opportunities and our guests to establish such a presence.

Combining with Marriott has undeniable logic. As part of a larger Company we will have a more competitive financial position and we will be better equipped to create long-term value for our shareholders, more so than if we had pursued a standalone path or chosen one of the other options we evaluated.

Starwood shareholders will benefit from a premium to Starwood's unaffected share price as well as substantial ownership in one of the world's largest and most respected hospitality companies. And our shareholders will benefit from expected generation of significant cost and revenue synergies. Starwood shareholders will also receive the value of the previously announced sale of our vacation ownership business to Interval Leisure Group which is not part of this transaction.

Before winding up I want to briefly mention that while Starwood's regular dividend will continue we will be pausing share repurchases between now and closing in accordance with the terms of the merger agreement. Starwood is a strong Company with much envied brand, hotels and people but there is no question that it can benefit from more scale and efficiencies. And we believe Marriott gives us the opportunity to realize this benefit and it is without question the best outcome for our shareholders.

So with that I'd like to turn the call over to Adam. Adam?

Adam Aron - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Thank you, Bruce. I have to say that we are thrilled about this transaction for what is being created. We are joining two global companies to create the world's largest hotel operator with leadership positions in every major chain scale that matters to our loyal guests and we're accelerating Starwood's growth trajectory as part of a best-in-class Company.

As you know, at the same time we were conducting our strategic review we were also focused in 2015 on improving our core business. Thanks to the stellar activity of our talented associates around the world who deserve and who have our sincerest appreciation we've taken aggressive steps to accelerate Starwood's growth, improve our brands and revenue generation, sharpen our focus on operational excellence, continue progress toward an asset-light business model and reduce costs.

As you've seen in our year-to-date results Starwood has demonstrated considerable and noticeable progress on all these fronts. But to be successful in today's lodging space a wide distribution of brands and hotels across price points is critical. It appeals to travelers wherever they may go, leverages marketing and technology spend and strengthens frequent traveler loyalty.

Today size matters. But combining with Marriott delivers much more than size. Marriott and Starwood together will have that wide brand and hotel distribution as well as deep management talent and dedicated associates, an impressive global presence, real hotel owner and franchisee preference and a business culture that drives results through consistent execution.

We believe the combination of the two companies will yield cost efficiencies, accelerate revenue and footprint growth and all in the context of leadership and stability.

Looking back over the course of decades the Marriott family has built a unique and iconic legacy with impact on the hospitality industry that has been tremendous. Moreover, their strong employee culture and respect for associates is widely admired.

Marriott is consistently recognized as one of the best companies for which to work. That's why for so many of Starwood's associates this merger will provide breakthrough opportunities in the years ahead.

Speaking of the work of our associates Marriott sees the value in the Company we've built. By adding the unique strategies and skills of Starwood and Marriott we will be a stronger Company together.

This makes so much sense in an industry where scale is paramount and competition takes many forms. Bringing together these two companies creates a unique platform to succeed in today's dynamic marketplace.

And finally, I'd like to conclude by saying this. We have enormous confidence in our Arne Sorenson as he takes the reins of what will soon become the biggest, best hotel Company in the world.

I'd now like to turn things over to Carl who will give you more information about the terms of the transaction.

Carl Berquist - Marriott International, Inc. - EVP & CFO

Thanks, Adam. Under the terms of the definitive agreement at closing Marriott will deliver to Starwood's shareholders 0.92 Marriott shares and $2 in cash for every share of Starwood's common stock. Using outstanding share information as of September 30, this means Starwood shareholders would own approximately 37% of the combined Company's common stock after completion of the merger on a pro forma basis.

Transaction costs should total $100 million to $150 million. We are still determining expected integration costs but we expect such costs will be meaningful.

Excluding both transition and transaction costs we expect the transaction to be EPS accretive in the second full year. Owners and franchisees should also benefit from the economies of scale and improving hotel profitability.

Our integration philosophy is straightforward. We expect to choose the best from each Company: systems, designs, operations and talent. Our similar organization structure should help to integrate the work more easily.

We will seek to limit property level disruption by retaining on property systems wherever possible. We have plenty of M&A experience to draw on which we hope will minimize integration cost. While our hotel associates will see little change in operations we will take steps to reduce costs.

Above the property level over time these changes should make us more competitive and our associates should benefit from greater opportunities that will come from the enhanced growth of the system. We expect Starwood to continue their asset sales program which should raise $1.5 billion to $2 billion net of taxes within the next two years. Many of these assets are already in the sales process.

We will remain disciplined in our approach to capital investments and share repurchases. As we said in our last earnings call, we expect to return more than $2.25 billion to shareholders through share repurchases and dividends in 2015.

Adding Starwood's significant cash flow and asset sales to the mix we believe we could return at least as much in the first year following the acquisition despite the significant transaction and transition cost headwind. Cash returns to shareholders would likely remain strong after that first year as well.

While we continue to be committed to returning cash to shareholders today we are out of the market but will return when we file the proxy. We remain committed to our asset-light management franchise strategy and our investment grade credit rating. We expect to maintain our 3 to 3.25 times adjusted debt to adjusted EBITDAR target.

Given the meaningful cash flow in the combined businesses and the prudent leverage the combined Company should thrive in both strong and weak economic cycles. This is a win-win transaction. Marriott shareholders will benefit from the broader brand portfolio and significant economies of scale.

Starwood shareholders will benefit from enhanced unit growth, economies of scale and accelerated realization of a desirable asset-light strategy. Combined these companies will be more competitive around the world.

There's much to do to get this transaction completed. We will seek Marriott and Starwood shareholder approval and regulatory review and approval. In addition, Starwood needs to complete its spin and sale of Vistana. Assuming we accomplish all this we hope the transaction closes in mid-2016.

We look forward to answering your questions. So that we can speak to as many of you as possible we ask that you limit yourself to one question and one follow-up.

Kevin, we will take the questions now.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Joe Greff, JPMorgan.

Joe Greff - JPMorgan - Analyst

Good morning, guys. I could take up a whole hour with my questions alone but my primary question here is Arne, what you're buying 44% of the room count is the Sheraton brand. And we know the Sheraton brand's RevPAR index isn't quite what many of the Marriott brands or any of the Marriott brands are.

How do you see Marriott's way of fixing the overall performance of the Sheraton? And then for my follow-up, and I'm sure there will be more on this later in the call, Arne and Bruce and Adam you all can answer this as well, why did you agree on using so much equity, particularly if you want to keep it that 3, 3.5 times leverage ratio?

Arne Sorenson - Marriott International, Inc. - President & CEO

So let me jump in here and then maybe Bruce can talk about the transaction from the Starwood perspective. Obviously we've looked at the Sheraton brand as well as the other brands in the Starwood portfolio. I think the portfolio as a whole is very exciting and has tremendous potential. I think a couple of things to keep in mind about the Sheraton brand.

One is that it is a truly global brand and it has a significant strength around the world. And so I think when you look at the portfolio we need to think a little bit about the challenges are more in the US than they are in the rest of the world. As a consequence they in some respects are more addressable, and I think Adam and the team at Starwood have come up with a plan, a 10 point plan which they communicated broadly a quarter or so ago.

We've had a chance to look at that but it won't surprise you to hear that we really haven't had a chance to sit with the Sheraton brand team as an example or dig as deeply into this as we certainly will in the months ahead. But I think generally the notion that the better hotels, the hotels that give enough capital to become better hotels get the Sheraton Grand branding I think is the right idea.

Obviously we've got to make sure that the brand centers for the core Sheraton brand make sense. And I think we've got to have the resolve to make sure that the hotels that don't meet those standards leave and don't remain in that brand. I think with those things we should be able to drive continued improvement in that.

Sheraton, you know, it's one of those brands if you look at it over the course of a number of decades you see a brand that has traded at basically at fair share or a bit below year after year after year and notwithstanding that it has grown. And we think it's got both growth potential in terms of its index and would seek to move that up more into the range of the other brands and good growth development.

I think in terms of the transaction just from our perspective obviously there are pros and cons of our using equity. Clearly using cash would have been cheaper for us, both would have been more accretive from an EPS perspective and from a fundamental economic perspectives I think would have been cheaper.

On the other hand by using equity we structure a transaction that allows Starwood shareholders to participate in the upside which obviously has an impact in the pricing from their perspective. And again Bruce can talk about that. But the other thing we do is we don't change the risk profile of the Company and I think this is a really fundamental point.

We are acquiring a really compelling Company. We think it's in our industry so we're still in the lodging business, we haven't changed the fundamental business we’re in.

Because we're using stock we have not levered up our balance sheet. And so whether you think about economic cycles or you think about geopolitical events or you think about something else we're not taking on incremental risk for the Company.

But we are getting the benefit of the synergies that we think we can drive, not just on cost but on the revenue side which should help us on the upside perform reasonably better than we could perform by ourselves. Bruce?

Bruce Duncan - Starwood Hotels & Resorts Worldwide, Inc. - Chairman

Joe, from our perspective we wanted stock. We wanted as much stock as we could get. It's very important to us.

We think the opportunity here is enormous together, putting these two companies together. And we're sharing in not only the cost synergies but more importantly the revenue synergies which we think this will generate.

We think this is a game changer. We think when you look at this stock that it's the go-to stock. If you look at how Simon is the go-to in the mall business, you look at Prologis is industrial, this will be the go-to stock in the hospitality business.

And we're very excited, we're very excited about how these companies think. We're very excited about Arne's leadership and we think by putting these companies together it's going to be a very, very exciting Company that works for everybody, for our investors and our customers. And we're enthusiastic about it.

Joe Greff - JPMorgan - Analyst

Great, thank you.

Operator

Shaun Kelley, Bank of America.

Shaun Kelley - BofA Merrill Lynch - Analyst

Hi, good morning everyone and congratulations. So I was just wondering, Arne, if you could talk a little bit about at least any sort of preliminary response you've gotten from owners?

One of the big challenges as we've thought about combining brands across so many different chain scales is any of the potential conflicts that arise from an ownership perspective. On the flip side I think you guys have outlined all of the scale advantages, so could you just talk just a little bit about how you weighed those two considerations here in this deal?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, obviously the owners and franchisees are an important if not the most important community of interested observers to this. We for obvious reasons haven't been able to engage with them in advance and say what do you think about this? Although because Starwood has been on the market for seven months it has been a subject of conversations including with owners and franchisees.

We had our full-service owners US owners conference in Miami about 2.5 weeks ago, something like that. And while we didn't let on that we were even thinking about this we did hear from some owners in their speculation about what would happen with Starwood. And some of that speculation focused on the advantages that could be achieved if we actually would acquire Starwood.

I've had dozens of emails this morning from our hotel owners and franchisees, uniformly positive. Now to be fair I'm not sure I would get an email from an owner first thing saying I hate this transaction. But I also don't think that will be a typical response.

I think for the same reasons that we at Marriott and Starwood believe that there is value that can be created by putting these platforms together I think our owners and franchisees will understand exactly the same thing. And that is both going to be what can we do of the revenue side with the powerful loyalty programs that we have with the ability to spend money on technology and marketing that we think we can do more cost effectively by being bigger and of course on the cost side.

So whether you look at cost per reservation coming out of our call centers or our dotcom platforms or you look at procurement and the larger buy that we will have and therefore the better leverage we'll have to negotiate that or the need to develop only one revenue management system for example or maintain only one revenue management system as opposed to multiple systems we'll find that there are cost advantages to not just the owners and franchisees of Starwood hotels but to the owners and franchisees of Marriott hotels as well. So we would expect generally for this to be positively received. Obviously with 5,500 hotels we'll have some number of owners who don't like it for one reason or another and we will work through that as best we can with them.

Shaun Kelley - BofA Merrill Lynch - Analyst

Thanks. And my follow-up would just be could you just give us, this is either for you are probably for Carl, but could you give us a little bit more detail on the synergy target here and help us break that down?

First of all it doesn't sound like that includes revenues, it sounds like it's primarily on the cost side. So how you both thought about it strategically and any buckets you can give us? We do appreciate that this is always a little bit sensitive.

Carl Berquist - Marriott International, Inc. - EVP & CFO

Sure. And you're right as we looked at the synergies where we came up with at least $200 million, most of those costs, almost all of those costs relate to the SG&A area. And we've looked at duplication and as you sit back and you look at our structure versus Starwood's structure the structures are very similar.

So we think we will be able to get some really economies of scale looking at quote, the best of the best between the two companies. When you start looking at synergies and opportunities at the revenue line and at the operating line a lot of those benefits will flow through to the owners and franchisees.

Obviously we'll get some of that from higher fees and from incentive fees but really we haven't put anything in yet for that. Most of the $200 million that we talk about relates to cost synergies, mostly at the SG&A level.

Shaun Kelley - BofA Merrill Lynch - Analyst

Thank you very much.

Operator

Harry Curtis, Nomura.

Harry Curtis - Nomura – Analyst

Good morning, everyone. A couple of quick, just a couple of quick questions.

First of all, you discussed how the earnings accretion would be year two, how quickly is this transaction free cash flow per share accretive? And then the second is Bruce and Adam, can you discuss why $72 a share is a great price for the Starwood shareholders?

Arne Sorenson - Marriott International, Inc. - President & CEO

So just on the accretion point for a second, we think this is EBITDA and earnings accretive essentially from the get-go. Now the reason we talk about second first year is the first full year will obviously be noisy and given the way the accounting rules work much of the expenses that we incur will be expensed immediately through our P&L. We will obviously as we report quarterly results separate those out so we can try and give you a true sense for the way the business is performing both combined and independent from the transaction and transition cost.

We think it will be cash flow accretive, we think it will be earnings accretive and that's the reason we can even though there's still a lot of work we've got to do, and by the weight we will try and find a way to share a much better model of what this combined Company looks like in the months ahead, certainly by the time that we close the transaction if not before. And we think we will have, even at this point without having done that work we think we will produce substantial cash that in all likelihood will continue to be returned to our shareholders through share repurchases and dividends.

Adam Aron - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Harry, it's Adam. The consideration of this transaction is much higher than $72 a share. There are really for components to this transaction.

We've got the Marriott shares that will be coming to our shareholders. We have $2 in cash per share coming to our shareholders. We in addition will have the considerable value of the Vistana spinoff and sales to Interval Leisure Group.

All of that is detailed in the press release. And we have to emphasize that Starwood shareholders will own 37% of the combined Company and therefore Starwood shareholders are going to get 37% of the combined cost synergies, the combined revenue synergies, the growth prospects of both companies, and remember that Marriott has been a fast-growing Company for a long time.

Tom Mangas and I have been talking to our shareholders all year long. We think we have a very good insight into their views as to what should happen with this business and we think that our shareholders are going to be quite pleased with this transaction.

Operator

Steven Kent, Goldman Sachs.

Steven Kent - Goldman Sachs - Analyst

Hi, good morning. A couple of questions.

First is there a breakup fee? Two, the transition costs, could you give us a little bit more color on what that means and what you're talking about there? And then three, the ability to sell hotels that were in the Starwood portfolio, what do you think the Marriott organization will bring to that to accelerate that process?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, so I will jump in on this and then Carl and Adam add whatever you think I've missed. But yes there is a breakup fee. It's $400 million.

To go to the third question next on the hotel sales process the Starwood team is in market with respect to many of these assets. Some of those discussions are fairly advanced, some of them are fairly preliminary. But the team is moving ahead quickly and of course we are very much encouraging that as many of those transactions as can get done at attractive economic terms get done at attractive economic terms.

To the extent assets are not sold by the time the transaction is closed we expect to continue those efforts. I would think that because of the power of this combination if anything those assets become that much more attractive to potential buyers and so we should have a higher level of confidence that we can complete those sales. And we have built into our models some assumptions about proceeds from the asset sales net of taxes using our best estimates what we think the taxes associated with that would be and you can see that in the press release.

And then lastly on transition expenses there is a lot we don't know here. We know that transaction costs could be $100 million to $150 million. That is lawyers and bankers and the like forgetting the transaction done.

We really have not done enough work yet on severance estimates for example or technology spending we might have to do to pull those things together. But we would certainly expect that it's going to be $100 million-plus.

It could be two times that, we really don't know. But we'll keep you posted on that.

Carl, I don't know if you would add anything.

Carl Berquist - Marriott International, Inc. - EVP & CFO

No, I think that's right. We're just beginning to do those plans now, pulling together integration teams from both sides, begin the discussions on that heavy amount of work that will be done over the next 12 to 18 months.

And as Arne pointed out, systems integration cost, personnel cost, there is a lot of different pieces to those work streams and clearly we'll keep you informed as we go down the road. And as we get a better handle on those costs we'll share with you our best estimates of what we think they will run. But in any case as we incur those costs we'll break those out separately in any type of financial reporting that we do.

Adam Aron - Starwood Hotels & Resorts Worldwide, Inc. - CEO

It's Adam. Just with respect to Starwood selling hotels I think we've demonstrated a very good track record. Since may 1 we've essentially moved $800 million-plus of hotel assets at attractive prices in each case.

As Arne said we have a number of hotels in the market already. We've a full green light from our Board pre-closing to continue that process and full enthusiastic support from Marriott as well.

Steven Kent - Goldman Sachs - Analyst

Good. Thank you.

Operator

Steve Sakwa, Evercore ISI.

Steve Sakwa - Evercore ISI - Analyst

Thanks, good morning. I guess this question is really for Adam or for Bruce. To kind of follow-on to Harry's question about the price, and I guess this will maybe in the proxy, but can you maybe talk about some of the other offers that you had maybe not specifically, but were there other offers that maybe had a higher price but also had a higher cash component and that sort of was not as attractive to you either because you didn't think they could close or maybe because you didn't participate in the upside?

Bruce Duncan - Starwood Hotels & Resorts Worldwide, Inc. - Chairman

All right, well we can't talk about it right now. Things will be disclosed in the proxy when we file it which we anticipate to file it by the end of the year, before the end of the year.

But let me just say in the last seven months we've had a robust process. We've talked to a lot of people, we've talked about a sale of the Company, we've talked about buying things and we've had a number of merger conversations. But again we'll detail that in our proxy but at the end of the day when we looked at it this was, again, it was without doubt this is the transaction that we needed to do.

It's transformative. We think it's great for our shareholders and we think it's going to create great long-term value for our shareholders. So we're very excited about the opportunity.

Steve Sakwa - Evercore ISI - Analyst

Okay and just as a follow-up, Arne can you maybe talk a little bit about the luxury segment and obviously the Ritz Carlton and St. Regis and how you see those brands evolving and the growth aspects of the St. Regis?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, particularly from a global perspective we think the future for luxury is very strong. And so with Ritz Carlton, Ritz Carlton Reserve, Bulgari addition in the Marriott portfolio, Luxury Collection, St. Regis in the Starwood collection of brands we think will have industry-leading brands in this space and we think every one of them has significant growth potential. We'll work in making sure we've got all those brands aligned in a way that makes sense to customers.

I think Ritz Carlton and St. Regis would be the biggest of those brands that I've just mentioned the five of them. Or I guess Luxury Collection is a little bit bigger, isn't it?

That we'll stay focused on and make sure we draw consumer facing distinctions between St. Regis and Ritz Carlton over time. Stay tuned for that. I can't explain exactly how that will go now. But I think all these entrants we intend to keep and we intend to grow.

Steve Sakwa - Evercore ISI – Analyst

Okay, thank you.

Operator

David Loeb, Baird.

David Loeb - Robert W. Baird & Company, Inc. - Analyst

Good morning. One of the things that Starwood has talked a lot about is the value of SPG and the loyalty of their customer base. Can you give us an idea about how you see folding the two programs together and where you see the value in your loyalty system combined?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, we too are attracted to Starwood in part because of the strength of SPG. Whether you look at their app which I think is a wonderful inspirational travel planning app, you look at a little bit the way that SPG skews a little bit younger in some respects and very valued by elite travelers. We think that there is great value in that program.

Obviously we think there is tremendous value in the Marriott rewards program as well. These are from a customer perspective I think in some respects it's the easiest. We will take the best of both these programs and make sure that those bests are preserved and the program is enhanced.

We do have a number of very interested third parties, so each of those two programs has significant credit card partners, each of them has significant timeshare partners. And then we've got lots and lots of other partners, many of whom are shared whether that be airlines are others who are participating in the programs.

We've got to involve those partners in the process. We've got to assess the way the technology works but we're optimistic that we can find a way to bring those programs closer together and drive that much more power from them. Bigger group of loyal guests obviously but also a deeper relationship with all of those guests.

David Loeb - Robert W. Baird & Company, Inc. - Analyst

Great, thank you.

Operator

Thomas Allen, Morgan Stanley.

Thomas Allen - Morgan Stanley - Analyst

Hey, good morning. First question for you Arne and Carl, I guess what's changed? Earlier this year you guys were on one of your conference calls and said that you are happy with your strategy of smaller acquisitions.

So what's changed now? And then just my follow-up question, can you guys give us some sense of what the expected unit growth is going to be for the combined Company? Thank you.

Arne Sorenson - Marriott International, Inc. - President & CEO

So let me -- on what's changed. We did, so I guess Starwood started a strategic review process seven months ago and we jumped in, immediately signed whatever documents we were required to, nondisclosure agreements or confidentiality agreements, whatever precisely they were called and took a quick look at the information that was available and initially were not very interested. And we communicated that to the folks running the process that we were not going to go after this thing.

I think in the months that followed we continued obviously to think about the value that could be created by pulling these companies together. We also witnessed some shift in the relative values of the Company which has an impact in the economics of the transaction from our perspective.

I think when you look at the unaffected prices of the stock there was probably about a 15% swing in our equity values from the time we originally passed on it and the time when we really jumped in and re-energized the process. So that economic piece was one of the things that changed.

But I think the second thing that changed, over the course of those seven months we've become I think more impressed by what we can accomplish by being bigger. And whether you look at what some of the OTAs have done by consolidating in their space, entering into tangential spaces for them, whether you look at the Alibabas and Googles of the world and what they are trying to do in the travel space, whether you look at the home-sharing sites and the way they are trying to get in, watching all of that we became more convinced that strategically we could drive better value and compete better by being bigger. And that really starts with things like the loyalty programs, things like the technology spending that we've got to do.

And by being bigger we have more resources to do that cost effectively and to prioritize in a way that will really help us compete. So you put those two things together and the final strokes of this deal came together very, very quickly. That's not because we were starting from zero exactly because we had done the work months before and we had spent time talking about it.

But we jumped in and thought this was a compelling transaction if we could get it done on the terms that we're announcing today. And we are absolutely convinced that there is enormous value that we can create for our shareholders in the years ahead.

Thomas Allen - Morgan Stanley - Analyst

And then just on the unit growth?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, unit growth I think there is no reason that in doing this transaction that the growth rates that we've had with the Marriott brand should in any way slow. With respect to the Starwood brands well I think the Starwood growth rates are coming up already before our getting involved.

They have not been very impressive the last five years and I think we can working with the Starwood team and working with the Marriott development team I think we can accelerate the growth of the Starwood brands. I think when you look at a -- you've got a law of big numbers here, so when you get to 1.1 million rooms as opposed to 750,000 rooms if you put those two things together are we going to grow units at exactly the same pace? We'll have to see.

I mean obviously that depends on how far up we bring those Starwood brand growth rates. But even though there will be pressure on that to some extent we will have also the opportunity of growing RevPAR index and fee contribution from the existing Starwood hotels which I think will be an incremental lever to our growth drivers over the next few years. And no matter what the cycle is I think those opportunities will be present.

Thomas Allen - Morgan Stanley – Analyst

Great, thank you.

Operator

Robin Farley, UBS.

Robin Farley - UBS – Analyst

Great, thanks. Two questions.

So since the start of the strategic review process or the start of the year it seems like the outlook for the industry has gotten a little bit softer and I don't know if that's your view but maybe that's just generally I think that would be the view. I guess I wanted to hear some thoughts on whether that had made you more or less interested in Starwood and how you factored where we are in the cycle into the process?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes, it's a good question, Robin. I think I actually think one of the things we like about this transaction so much, in a sense this is something I said a few minutes ago, is that it really doesn't change our risk profile on the downside. Because we're not levering up the Company and because we're staying invested in the lodging management and franchise business we think on the downside there's really no incremental exposure.

But we think we are in fact adding an upside potential which will be available to us whether we're in a weak environment or a strong environment. And that upside potential is driven by both potential relative revenue lift and by the cost synergies that can be achieved. So I suppose in a sense you could say maybe in a weaker environment that ought to be more attractive to us because the easier growth that comes in a growing market might be a little bit risky.

But to be fair that's not our view of the world. As we talked about in our third-quarter earnings call we think this is a steady-state environment.

We think the US economy particularly continues to grow, not robustly maybe but steadily. And while we can sense maybe the apprehension maybe a little strong a word, but the last robustness expectations in the marketplace we think the business ought to continue to perform well. And we should have good years of growth ahead of us.

Robin Farley - UBS - Analyst

Okay thanks. Then just as a follow-up question just to clarify, the release talks about $1.5 billion to $2 billion in asset sales over the next two years and I think previously Starwood had talked about a goal through 2016 that kind of implied maybe about $1 billion in asset sales in 2016.

So I don't know if that $1.5 billion to $2 billion is referring to asset sales in 2015 as well? Or in other words is this an incremental $1 billion in asset sales that Starwood had not previously identified that is now being identified for sale?

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - EVP & CFO

Robin, this is Tom Mangas. So we're still very much focused on delivering the $1.2 billion remainder in our disposal program in 2016.

I think what the release and what Arne and Carl talked about is simply extending the time horizon out beyond 2016 to frame a new longer-term goal that picks up assets we wouldn't have anticipated when we announced our initial $3 billion goal back in 2013.

Robin Farley - UBS - Analyst

Okay great. So it's about $750 million or so incremental assets for sale, something like that?

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - EVP & CFO

That's right.

Robin Farley - UBS - Analyst

Okay, thank you.

Operator

Felicia Hendrix, Barclays.

Felicia Hendrix - Barclays Capital - Analyst

Good morning. I just wanted to go back to the purchase price.

And Adam and Bruce I understand all the parts of the announced price that you highlighted and discussed several times in the call. But if you just step back and look at where for example the sell side has valued Starwood, which would be inclusive of Vistana but also exclusive, well actually including Vistana let's use that it's $85, $86. So when you look to the street analysis and I'm sure you did I'm just wondering what we're missing here.

Adam Aron - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Felicia, if we were selling for cash and we were done on closing day all those analyses would be relevant. But we're not selling for cash, we're selling for stock. And we've got 37% of the long-term value accretion that comes to the combined Company flowing back to our shareholders and we have such confidence in the Marriott Starwood combined entity, especially in its growth prospects and the revenue synergies and the cost synergies we don't even think it's close that the transaction we signed off on today is the best one for our shareholders and will produce the greatest long-term return for Starwood owners.

Felicia Hendrix - Barclays Capital - Analyst

And when you guys put pencil to paper and I know that you all on the corporate side of the industry have it more optimism about where we are in the cycle than those of us on the investment side but when you did put pencil to paper and thought about that 37% did you take some risk analysis into that calculation?

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - EVP & CFO

Yes, this is Tom. So absolutely, we did several scenarios of what a base case market outlook in a conservative case. Also factored in our execution ability and the growth rate plans that we had built for ourselves and really tried to come up with what did we really think we could achieve on our own on a realistic probability adjusted basis and compare that to all the options that were presented to us.

And we thought this combination with Marriott really dramatically improved the risk profile, the probability of success of being a much more successful, fast growing and profitable hotel Company and a more effective Company for our owners and guests.

Felicia Hendrix - Barclays Capital - Analyst

Okay, helpful. Thanks.

And then Arne before you were talking about a lot of your partners in different aspects of the Company in response to a question about the loyalty programs. And I'm just wondering Starwood, and you have an extensive relationship with American Express with SPG cards and Marriott you have a relationship with Chase. Is it too early to talk about how you would be thinking about those --

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes.

Felicia Hendrix - Barclays Capital - Analyst

Okay. That's it.

Arne Sorenson - Marriott International, Inc. - President & CEO

Sorry to cut you off there but yes, obviously we will want to work that out and work it out with our partners. So it's really too soon to give you much color on that.

Felicia Hendrix - Barclays Capital – Analyst

Okay, all right. Thank you.

Operator

Vince Ciepiel, Cleveland Research.

Vince Ciepiel - Cleveland Research Company - Analyst

Great, thanks. First from a branding perspective how do you see the upper upscale portfolio evolving over the next few years? And does the Sheraton or Westin product provide you something differentiated versus Marriott's existing portfolio domestically?

Arne Sorenson - Marriott International, Inc. - President & CEO

Yes. I think so. The Westin we think is it's obviously a smaller brand than Sheraton and Marriott and is a strong brand which we think can continue to grow right in the space that it's in. We talked about Sheraton a bit and the Sheraton Grand sub-brand being for the better assets and the need to cull the bottom end of that brand if you will.

I think the Marriott brand will continue to perform well. I wouldn't see us changing the positioning of Marriott Hotels & Resorts brands and that they are in a fairly distinct place. They are certainly in a different place in terms of performance.

Beyond that you get to Le Meridien and Renaissance. Those are brands which are competing in a fairly near place it seems to me.

And so we'll want to see whether or not -- what the right approach is exactly between those two brands. And we don't really have the answers to that yet. Again we need to get the Meridien team their advice, we need to get the Meridien owners also to tell us what their perspective is about things.

Then you end up with Autograph which is a very strong tribute which is Starwood's very recent entry into this Collection space. They obviously just did a big deal in Las Vegas last week which they announced. We'll see where those brands go.

But I think generally with the exception of a couple of points I just made we think the brands in the upper upscale space will continue to perform with the rough positioning that they have today.

Vince Ciepiel - Cleveland Research Company - Analyst

Great, thanks. Do you see a relationship or positioning versus the OTAs changing as a result of the combination?

Arne Sorenson - Marriott International, Inc. - President & CEO

I don't think it's a night and day kind of change. But I do think by being bigger, and I don't want to focus necessarily on OTAs as opposed to anybody else, but I think by being bigger that will give us leverage is not a word I love in the negotiation process but it will give us more relevance I suppose is a better word in the way we're entering into negotiations and relationships with some of these folks.

And that relevance is both to some extent maybe useful in getting good terms. But I think it's also useful in finding ways that we can be productive with those partnerships to drive better results.

Vince Ciepiel - Cleveland Research Company - Analyst

Great. Thanks.

Operator

Wes Golladay, RBC Capital Markets.

Wes Golladay - RBC Capital Markets - Analyst

Good morning everyone. I'm kind of starting with the Las Vegas transition. Can you quantify how many of the contracts are terminable and what are you expecting as far as owner retention?

Arne Sorenson - Marriott International, Inc. - President & CEO

Did you start by saying something about Las Vegas? I'm not sure if I --

Wes Golladay - RBC Capital Markets - Analyst

We just saw a contract after one year getting terminated. So I was just wondering how many --

Arne Sorenson - Marriott International, Inc. - President & CEO

I see the connection between those two. I'm sorry.

Generally the contracts in both portfolios I think are in no way terminable because of this transaction. They have on our side we've used the phrase chain scale acquisition or some poetic-like phrase like that. But essentially it means that there are no contractual triggers here and I think by and large in the Starwood portfolio it's the same.

That doesn't mean that there aren't contracts out there that an owner has a termination right either because they are nearing their expiration or because of some other clause in the agreement. And if those rights exist obviously we'll talk to those owners and franchisees and see whether or not something like this influences their thinking about it. Again as we said before we think because we'll be stronger together if anything we would feel better about the likelihood of retaining contracts which are otherwise maybe terminable.

Wes Golladay - RBC Capital Markets - Analyst

Okay, and then you kind of touched on it talking about Vince's question but are you expecting a lot of the intercompany conversions and could you use the platform to maybe jumpstart the Delta brand and the Tribute brand by taking each other's I guess flags in certain locations?

Arne Sorenson - Marriott International, Inc. - President & CEO

It could be. I think the notion there would have to be about the positioning of each of the brands and whether some of the assets in one brand fit better in another. And clearly when you think about the Sheraton brand or the Marriott brand these are brands which have been competing in the hotel business for decades.

It should be a surprise to nobody that the older the hotel, the more likely they've got capital issues. And a conversation with an owner or a franchisee that says you know what for X amount of capital you can stay in as a Marriott or a Sheraton or a Sheraton Grand for less than X but probably still real capital but for less than X maybe you can be positioned as a Delta or you could be positioned as a Sheraton or whatever, it is better to have that alternative to offer to the owners and franchisees than to say you're simply going to be let go on your own.

Because that is an often devastating event for a piece of hotel real estate that ends up without a system to support it. So we'll go through that work but that's work that has to be done on a hotel by hotel basis with real development of brand strategy and we're not ready to lay out in detail today.

Wes Golladay - RBC Capital Markets - Analyst

Okay, thanks a lot.

Operator

Bill Crow, Raymond James.

Arne Sorenson - Marriott International, Inc. - President & CEO

I think you may be last in the queue, Bill.

Bill Crow - Raymond James & Associates, Inc. - Analyst

And I'm also in an airport so I apologize for the noise but two questions. When we saw Intercontinental acquire Kempton there were some surprises that ultimately hurt the deal regarding labor and whatnot. Is there anything out there we need to be aware of as you think about putting these two companies together that could be a shock to the system?

And the second question is are there any brands out there obviously identifying them which you can't do now but you can just look at the total number of brands and you say we just don't need this brand or it doesn't fit or there's an opportunity to get rid of something? Thanks.

Arne Sorenson - Marriott International, Inc. - President & CEO

I think the answer to both those questions is there's nothing that comes to mind and again I've talked about branding a bit. We'll have to do the detailed work to make sure we can be definitive here but philosophically we think there's a place for these brands all to be within the portfolio.

We also while this is a big deal obviously among the biggest deals in our industry ever and we're going to learn some things as we go through this process I think one thing that's important to recognize is nobody has really broken up portfolios of brands before and we think there are lots of challenges in trying to break up a portfolio of brands. So it's one of the reasons that causes us to approach this as keeping things and making them stronger and building on them.

In terms of unanticipated risks other than the arm's length list of conditions that are put forth in the press release, there's nothing really that we anticipate here. We do think there will be a lot of work to pull these companies together and that work we're going to try and undertake as quickly as we can by having both teams work together and move to pull the platforms to gather as quickly as we can and drive the synergies as quickly as we can.

And it would be foolish to underestimate the amount of work that is required to get that done. But we think we can do it. That's blocking and tackling, it's execution, it's a good planning.

And with teams of folks in both Starwood and Marriott who are clearly driven to win and they have been for decades in the case of Marriott and as long as Starwood has been competing in the case of Starwood we're optimistic that those teams are going to roll up their sleeves and say let's go get it together. And we think we'll do really well.

Adam Aron - Starwood Hotels & Resorts Worldwide, Inc. - CEO

And this is Adam from Starwood. If I could add something because I think Arne is probably too modest to say it, I've been around the hospitality business for 30 years.

Marriott has been superb at execution, it's been a hallmark of its Company for its entire life. We know they will do a great job leading the integration of these two fine companies.

Arne Sorenson - Marriott International, Inc. - President & CEO

Okay, thank you all for your time this morning. Obviously our investor relations teams are here and you know where to reach all of us.

But we appreciate your time this morning on very short notice and look forward to keeping you up-to-date as this evolves and our model develops and we calculate more and more of this upside because we are absolutely turned on by this. Thanks for your time this morning.

Operator

Ladies and gentlemen, this does conclude today's presentation. You may now disconnect and have a wonderful day.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its concurrent acquisition by Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of the spin-off and concurrent acquisition by ILG, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders to be filed with the Securities and Exchange Commission (“SEC”).  Starwood will mail the joint proxy statement/prospectus to its stockholders, Marriott will mail the joint proxy statement/prospectus to its stockholders and Starwood and Marriott will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott and Starwood file with the SEC.